Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED OCTOBER 1, 2010

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”). This Supplement supersedes all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering;

B.	To provide information regarding distributions authorized;

C.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments – Completed Real Property Acquisitions;”

D.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments – Debt Secured by our Real Property;”

E.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments – Probable Real Property Acquisitions;”

F.	To update disclosure in the section of the Prospectus titled “Investment Strategy, Objectives and Policies – Borrowing Policies;” and

G.	To update disclosure in the section of the Prospectus titled “Plan of Distribution.”

A. Status of Our Initial Public Offering

As of September 23, 2010, we had received gross proceeds of approximately $71.5 million from the sale of approximately 7.2 million of our common shares in our initial public offering, including approximately $0.2 million from the sale of approximately 19,000 of our common shares through our distribution reinvestment plan. As of that date, based on our current allocation, approximately 195.5 million shares remained available for sale pursuant to our initial public offering, including 52.6 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Distributions Authorized by Our Board of Directors

On September 15, 2010, our board of directors authorized a quarterly cash distribution of $0.15625 per share of common stock for the fourth quarter of 2010. We calculate individual payments of distributions to each stockholder based upon daily record dates during the quarter so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the quarter. The distributions for the fourth quarter will be paid during the first quarter of 2011 on a date determined by us.

C. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments – Completed Real Property Acquisitions”

The following subsection is inserted after the last chart on page 75 of the Prospectus:

Portland Portfolio

On September 30, 2010, we acquired a 100% fee interest in the Portland Industrial Portfolio, which we refer to as the “Portland Portfolio,” which is comprised of 13 industrial properties aggregating approximately 475,000 square feet on 29.9 acres, located in the Northeast submarket of Portland, Oregon. In connection with this acquisition, an Agreement of Purchase and Sale, dated August 2, 2010, was entered into by and between IIT Acquisitions and The Realty Associates Fund VI, L.P. The Portland Portfolio properties are approximately 96% leased to 19 diverse tenants. Two of these tenants, Vertis, Inc. and Johnstone Supply, Inc., each individually lease more than 10% of the rentable area of the Portland Portfolio, as described below:

•

Vertis, Inc., a market research, media planning, advertising production and fulfillment service provider, leases 173,250 square feet or approximately 37% of the property’s rentable area under a lease that expires in November 2012 and contains no lease renewal options. The annual base rent under the lease is currently approximately $1.0 million, and is subject to annual rent escalations of 3%.

•

Johnstone Supply, Inc., a wholesale distributor in the HVACR industry (heating, ventilation, air-conditioning, refrigeration and plumbing equipment), leases 124,610 square feet or approximately 26% of the property’s rentable area under a lease that expires in October 2013 and contains no lease renewal options. The annual base rent under the lease is currently approximately $0.8 million, and is subject to annual rent escalations of 3%.

In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs.

The total purchase price was $28.0 million, exclusive of additional transfer taxes, due diligence and closing costs. We estimate that the property has a capitalization rate of approximately 9.4%. Per the terms of the Advisory Agreement, we paid an acquisition fee of $0.6 million, equal to 2% of the purchase price, to our Advisor. We funded the acquisition using proceeds from this offering and debt financing described below.

Our management currently believes that the Portland Portfolio is suitable for its intended purposes and has no immediate plans for material renovations or other capital improvements, and that the Portland Portfolio will be adequately covered by insurance. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Portland Portfolio during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	93%	$6.26
2006	89%	$6.24
2007	96%	$6.36
2008	99%	$7.65
2009	98%	$7.87

(1)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from August 30, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for the Portland Portfolio:

		Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
2010	2	19,280	4%	$104,532	4%
2011	2	25,131	5%	$266,748	9%
2012	7	203,515	43%	$1,318,644	43%
2013	4	178,210	38%	$1,194,648	38%
2014	1	4,280	1%	$31,236	1%
2015	3	28,241	6%	$176,568	5%
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—

D. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments - Debt Secured by our Real Property”

The following updates and replaces the table and the two paragraphs immediately following the table on page 76 of the Prospectus:

Debt Secured by Bell Gardens and the Portland Portfolio

In order to fund a portion of the acquisition of the Portland Portfolio, on September 30, 2010, we, through three of our subsidiaries, entered into three secured, non-recourse loan agreements with ING USA Annuity Life Insurance Company for an aggregate amount of $26.6 million, which we refer to as the “ING Pooled Facility.” The ING Pooled Facility has an annual fixed interest rate of 4.95%, requires monthly amortization payments (based upon a 30-year amortization schedule) and has a contractual maturity on October 1, 2040; however, the expected maturity date of the facility, based on its underlying structure, is October 1, 2020. The ING Pooled Facility is secured by deeds of trust and related assignments and security interests in, and is cross-collateralized by, properties in the Portland Portfolio and the Bell Gardens properties. Certain key terms of the ING Pooled Facility are described in the table below.

Lender	Origination Date	Maturity Date		Loan Amount	Interest Rate
Wells Fargo Bank, National Association	August 31, 2010	September 1, 2015		$7.6 million	4.155%
Principal Life Insurance Company	September 1, 2010	September 1, 2017		$30.0 million	4.310%
ING USA Annuity Life Insurance Company	September 30, 2010	October 1, 2020	*	$26.6 million	4.950%

*	The expected maturity date based on underlying structure of facility. The contractual maturity date is October 1, 2040.

Each of the loan agreements described above allow for prepayment, subject to the payment of certain prepayment premiums. In addition, each of the loan agreements described above contain customary affirmative, negative and financial covenants, agreements, representations, warranties and indemnities, including indemnification for losses arising out of certain environmental issues at the respective properties, and borrowing conditions, all as set forth in the loan agreements. The loan agreements also contain various customary events of default, which are defined in the respective agreements. As is customary in such financings, if an event of default occurs under any of the loans, the lender may accelerate the repayment of amounts outstanding and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Our subsidiaries that directly own the properties securing the loans are the borrowers under the corresponding loan agreements described above. The Operating Partnership has provided customary non-recourse guarantees of certain of the obligations under the loan agreements.

E. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments - Probable Real Property Acquisitions”

The following subsection replaces the subsection titled “Portland Portfolio” beginning on page 76 of the Prospectus:

Atlanta Portfolio

On September 22, 2010, we entered into a definitive agreement to acquire a 100% fee interest in a property located in Suwanee Pointe, Atlanta, Georgia, which we refer to as the “Atlanta Portfolio”, which is comprised of two industrial buildings located in northeast Atlanta, Georgia, aggregating approximately 232,000 square feet on 16.9 acres. In connection with this proposed acquisition, a Purchase and Sale Agreement was entered into by and between IIT Acquisitions and Suwanee Pointe Investors, LLC, which we refer to as the “Suwanee Purchase Agreement.” The Atlanta Portfolio is currently approximately 96% leased to 10 tenants under lease agreements with varying lease terms. Three of these tenants, Potter Roemer, Division 7 Supply, Inc. and Tatitlek Support Services, Inc., each individually lease more than 10% of the rentable area of the Atlanta Portfolio, as described below:

•

Potter Roemer - Potter Roemer, a manufacturer and supplier of fire protection products, (including hose and valve cabinets, fire hose, fire extinguishers, fire department valves and connectors), leases 66,853 square feet or approximately 29% of the portfolio’s rentable area under a lease that expires in January 2013 and contains two, four-year renewal options. The annual base rent under the lease is currently approximately $0.3 million, and is subject to annual rent escalations of approximately 3.0%.

•

Division 7 Supply, Inc. - Division 7 Supply, Inc., a locally owned and operated supplier of roofing and insulation materials, leases 32,830 square feet or approximately 14% of the portfolio’s rentable area under a lease that expires in August 2013 and contains one, five-year renewal option. The annual base rent under the lease is currently approximately $0.1 million, and is subject to annual rent escalations of approximately 2.5%.

•

Tatitlek Training Services, Inc. - Tatitlek Training Services, Inc., a provider of pre-deployment military training primarily for the United States Army and United States Marine Corps, leases 28,733 square feet or approximately 12% of the portfolio’s rentable area under a lease that expires in July 2015 and contains no renewal options. The annual base rent under the lease is currently approximately $0.2 million, and is subject to annual rent escalations of approximately 3.0%.

In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs.

The total approximate aggregate purchase price for the Atlanta Portfolio is expected to be $14.2 million, exclusive of additional transfer taxes, due diligence and closing costs. In connection with the execution of the Suwanee Purchase Agreement, we deposited an amount of $0.5 million into an escrow account.

The Atlanta Portfolio acquisition is expected to close in the fourth quarter of 2010. There is no assurance that we will be able to purchase the Atlanta Portfolio based on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on this acquisition, there are circumstances under which we may forfeit the deposit that we have funded. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from this offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

Our management considers Atlanta, Georgia to be a significant industrial market due to its prominence as an important inland distribution hub, and believes that the Atlanta Portfolio is suitable for its intended purposes and has no immediate plans for material renovations or other capital improvements, and that the Atlanta Portfolio will be adequately covered by insurance. If acquired, the aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Atlanta Portfolio during each of the past three years ended December 31:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2007	17%	$5.68
2008	66%	$5.20
2009	84%	$5.38

(1)	Data for the years ended December 31, 2005 and 2006 is not available as the buildings comprising the Atlanta Portfolio were constructed in 2007.
(2)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from September 30, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2018 for the Atlanta Portfolio:

		Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	2	26,042	11%	135,549	12%
2013	4	112,656	49%	532,417	46%
2014	2	24,720	11%	137,604	12%
2015	2	28,733	13%	169,730	13%
2016	1	15,199	6%	88,914	8%
2017	—	—	—	—	—
2018	1	14,654	6%	98,182	9%
2019	—	—	—	—	—

F. Update to the Section of the Prospectus Titled “Investment Strategy, Objectives and Policies – Borrowing Policies”

The following updates and replaces the second full paragraph on page 67 of the Prospectus:

Our board of directors has delegated to our Chief Executive Officer and our Chief Financial Officer the authority to approve financing obligations with respect to any secured and unsecured debt as a means of providing additional funds for the acquisition of assets, provided that the financing obligation complies with our borrowing policy and that the amount of any single proposed borrowing does not exceed 25% of our total gross assets on the date of such borrowing. Such debt may be fixed or floating rate. Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets, unless a satisfactory showing can be made that a higher level of borrowing is appropriate and such excess is approved by a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. Any excess borrowings would be disclosed to stockholders in our next quarterly report, along with justification for any such excess.

G. Update to “Plan of Distribution”

On September 16, 2010, we, the Dealer Manager, the Advisor and the Sponsor entered into a selected dealer agreement with Ameriprise Financial Services, Inc. (“Ameriprise Financial”), pursuant to which Ameriprise Financial will act as a selected dealer to solicit, on a best efforts basis, subscriptions for shares of common stock in connection with our initial public offering. In addition, on September 29, 2010, we, the Dealer Manager, the Advisor and the Sponsor entered into a selected dealer agreement with Securities America, Inc. (“Securities America”), pursuant to which Securities America will act as a selected dealer to solicit, on a best efforts basis, subscriptions for shares of common stock in connection with our initial public offering. Accordingly, the “Plan of Distribution” section of the Prospectus is hereby updated as indicated below:

The following updates and replaces the second full paragraph on page 161 of the Prospectus:

“From the up to 1.75% organization and offering expense reimbursement, the Advisor will pay up to 0.5% of the gross offering proceeds we raise from the sale of shares in the primary offering to reimburse the Dealer Manager and participating broker dealers on a non-accountable basis for their out-of-pocket expenses related to the distribution of the offering, including fees and costs associated with attending or sponsoring conferences, and as a marketing support fee. From the 0.5% non-accountable expense reimbursement or the 2.5% Dealer Manager fee paid to the Dealer Manager, the Dealer Manager, in its sole discretion, may approve the payment of a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering. Further, the Dealer Manager may, pursuant to separately negotiated selected dealer agreements that we entered into with Ameriprise Financial Services, Inc. (“Ameriprise Financial”) and Securities America, Inc. (“Securities America”), respectively, and subject to applicable FINRA limitations, reimburse each of Ameriprise Financial and Securities America for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing and ownership of our shares by the respective customers of Ameriprise Financial and Securities America. The technology costs and expenses will be paid from the Advisor’s 0.5% non-accountable expense reimbursement or the Dealer Manager fee.”

The following sentence is added to the end of the second full paragraph on page 162 of the Prospectus:

“See discussion below of indemnification pursuant to the selected dealer agreements that we entered into with each of Ameriprise Financial and Securities America.”

The following updates and replaces the first sentence of the second full paragraph on page 164 of the Prospectus:

“Investors may also agree with the participating broker dealer selling them shares (or with the Dealer Manager if no participating broker dealer is involved in the transaction) to reduce the amount of sales commission to zero (i) in the event the investor has engaged the services of a registered investment advisor with whom the investor has agreed to pay a fee for investment advisory services (except where an investor has a contract for financial planning services with a registered investment advisor that is also a registered broker dealer, such contract absent any investment advisory services will not qualify the investor for a reduction of the sales commission described above), or (ii) in the event the investor is investing in a bank trust account with respect to which the investor has delegated the decision making authority for investments made in the account to a bank trust department.”

The following new subsection is inserted after the last paragraph on page 164 of the Prospectus:

“Ameriprise Financial Services, Inc. and Securities America, Inc.”

We, the Dealer Manager, the Advisor and the Sponsor entered into selected dealer agreements with each of Ameriprise Financial and Securities America, pursuant to which Ameriprise Financial and Securities America were appointed as participating broker dealers to sell our shares in this offering on a “best efforts” basis. Subject to certain limitations set forth in each agreement, we, the Dealer Manager, the Advisor and the Sponsor, jointly and severally, agreed to indemnify Ameriprise Financial and Securities America against certain losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with the offering, certain filings with the Securities and Exchange Commission or certain other public statements, or the breach by us, the Dealer Manager, the Advisor or the Sponsor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the respective agreement. In addition, we have agreed to reimburse certain principals of the Sponsor for any amounts they are required to pay to Ameriprise Financial or Securities America concerning these matters. Please see “Conflicts of Interest.””